Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

Merrill Lynch Global Metals, Mining & Steel Conference in Miami, Florida—May 9, 2006

[Slide 1—Title Slide]
Thank you. Good afternoon, ladies and gentlemen, and thank you Dan Roling and Merrill Lynch for this opportunity to speak. I would like to introduce Steve Douglas, Falconbridge's Chief Financial Officer, who is here with me today.

[Slide 2—Forward-Looking Information]
Before I begin, please note that we will be making forward-looking statements during this presentation and I would caution you that by their nature they involve risk and uncertainty.

[Slide 3—Agenda]
I will start by giving an overview of Falconbridge, followed by an update on Falconbridge's financial position and a run through of the Company's operations and growth opportunities. I will provide a brief commentary on the markets and conclude with a few remarks on our transaction with Inco. These are "interesting" times for both our business and for Falconbridge in particular.

All amounts in this presentation are in U.S. dollars.

[Slide 4—Falconbridge Highlights]
Falconbridge is a leading copper and nickel producer, with integrated zinc and aluminum operations. Based on forecast 2006 refined production levels, we rank fourth in the world in copper, fourth in nickel, fifth in zinc and supply 10% of U.S. primary aluminum production. In 2005, we reported net earnings of more than $870 million and EBITDA was $2.4 billion. In the first quarter of 2006, earnings exceeded $460 million and EBITDA was over $900 million, significantly higher than the first quarter of last year. This strong financial performance demonstrates Falconbridge's ability to deliver production during times of rising metals prices and also shows the major cash-generation potential of our Company.

At March 30, 2006, Falconbridge's assets were valued at almost $13 billion and our market capitalization exceeded $15 billion as of May 2, 2006.

[Slide 5—Operations around the World]
Falconbridge is a geographically diversified organization. We have operations and processing facilities in 18 countries. Our primary focus is on long life copper and nickel mines—with most of our operations and projects located in North and South America. In addition to copper and nickel, we are an integrated producer of zinc and aluminum. We have an excellent portfolio of high return, low-risk brownfield projects, as well as world-class greenfield opportunities—particularly in copper and nickel.

[Slide 6—Strategic Focus]
Over 85% of our assets are copper and nickel and approximately 80% of our revenue comes from copper and nickel.

[Slide 7—Production Forecast]
We achieved some production records in 2005, and as you can see from our production forecast, we are on track to surpass those production levels for each of our metals in 2006.

[Slide 8—Financial Results]
Turning to our Financial Results...

[Slide 9—Q1 2006 Results]
We have had an excellent start to 2006 with high metals prices contributing to extremely strong earnings. Our operations have continued to deliver and, given the current price environment, we see the potential for further upside in our financial results.

For the three months ended March 31, 2006, Falconbridge reported net income of $462 million—that's $1.23 per basic common share—an increase of 163% over the first quarter of 2005.

Higher metal prices for the majority of our products contributed the most to this increase, offset by energy cost pressures and exchange rates.

Income generated by operating assets, a measure of the contribution from our current production base, increased to $739 million in Q1 2006, up 61% from a year ago. Higher realized prices, for copper, zinc and aluminum, combined with the positive impact of production expansions and stability in most operations accounted for this increase.

These improved earnings and cash flow trends have allowed us to reduce our net-debt-to-capitalization ratio from the 37% at December 31, 2005 to the current 33% level, a decrease of almost 400 basis points in only a three-month period.

[Slide 10—Consolidated Results]
Revenue in the first quarter increased by 51% to $2.9 billion, again due to the rise in prices for all of our metals.

Mining, processing and refining costs for both the quarter and year-to-date have increased due to cost pressures from both energy and higher exchange rates relative to the U.S. dollar. Costs have also increased due to increased throughput at many of our operations as production expansions that we brought on contributed to increased costs, as well as increased revenues.

[Slide 11—Average Realized Prices & Exchange Rates]
The realized prices for Q1 2006 and Q1 2005 shown in this slide demonstrate how each metal has contributed to the rise in earnings. However, I think the most important message in the slide is the potential impact on future earnings from current LME prices—given we are now halfway through the second quarter. Our near term performance looks very encouraging.

[Slide 12—Consolidated Balance Sheet]
Turning to the balance sheet. Our total assets increased to $12.9 billion from the $12.4 billion reported at December 31, 2005 due to continued investment in our project pipeline, both brownfields and greenfields, and due to the higher metals prices incorporated within our working capital.

The continuing high-price environment is giving us the opportunity to further reduce our leverage ratio and generate liquidity that will permit us to prudently develop our project pipeline and further create value for shareholders.

[Slide 13—Capital Investments]
Slide 13 breaks down our expected capital expenditures for 2006 versus 2005. The expenditures are consistent with our focus on expanding our copper and nickel businesses. The largest change is at Koniambo where an up-tick in spending reflects the next stage of pursuing that development.

[Slide 14—Operations and Growth Opportunities]
I will now move on to operations and growth opportunities. We are focused on maximizing the metal we produce from our current operations and developing a number of high quality growth opportunities. I'd like to update you on some of these initiatives, starting with copper.

[Slide 15—Copper]
Our copper business comprises mining and metallurgical assets concentrated primarily in North and South America.

[Slide 16—Copper]
Falconbridge is the fourth-largest refined copper producer based on estimates for 2006. Our long-life, low cost mines combined with our technologically advanced processing facilities make Falconbridge an integrated copper producer that is able to mitigate the effects of market volatility in treatment costs.

In 2005, we mined 462,000 tonnes of copper and we are on track to exceed this level in 2006. Operating cash costs in the copper business unit decreased from $0.35 in the first quarter of 2005 to $0.30/lb. in the first quarter of 2006, mainly as a result of higher zinc and molybdenum by-product credits.

I will now describe some of the opportunities we have to expand this solid production base.

[Slide 17—Collahuasi]
Collahuasi in Chile has a mine life of over 40 years. Falconbridge owns 44%. A mine transition and expansion was completed at Collahuasi in 2004 and while it is now operating at design capacity, the eighteen month ramp-up period experienced typical start up hiccups. A number of debottlenecking initiatives are under review to increase mill throughput from a design of 110,000 tonnes per day to over 150,000 tonnes per day. We are assessing further expansion into a high grade zone called Rosario West, approximately 250 metres south of where we are currently mining.

I want to take a moment to address the issue of water rights at Collahuasi. Water restrictions were announced at the end of last year, limiting extraction to 750 litres per second. Even with this restriction in place, Collahuasi has ample water to continue to operate at current capacity. We also have several options to acquire water from alternate sources as well as from the implementation of conservation measures now being engineered. Future Collahuasi expansions have taken these water requirements into full account and expansions are in no way compromised.

[Slide 18—Antamina]
Antamina, our 33.75% joint-venture copper/zinc mine in Peru, is another world-class asset in the Falconbridge portfolio. It is a producer of copper and zinc, with substantial molybdenum and silver recoveries. At Antamina, the addition of a pebble crusher currently under review will further increase production rates.

[Slide 19—Lomas Bayas]
At Lomas Bayas, our SX/EW copper mine in Chile, analysis of the neighbouring Fortuna de Cobre resource continues with the completion of an exploration tunnel and ongoing metallurgical testwork. Conceptual studies on how to optimize the development of Fortuna de Cobre and integrate production with Lomas Bayas have been completed and we expect to make a development decision later this year.

[Slide 20—Kidd Creek]
Kidd Creek's transition to the newly developed Mine D is improving operational stability and predictability at this northern Ontario operation. This graph shows increases in ore milled between 2003 and the forecast rate in 2007. Notice how that corresponds to higher volumes of contained metal produced over the same time period. Our ability to increase production of copper and zinc during a time of high metal prices has resulted in a positive and increasing contribution from Kidd Creek to our overall earnings. The Mine D transition should be completed by the end of 2006.

[Slide 21—El Morro]
In addition to these brownfield expansions, we have two Greenfield projects in copper. El Morro, in Chile, is a large copper/gold resource with 466 million tonnes of 0.61% copper and 0.50 g/MT gold which would support annual production of 160,000 tonnes of copper and 360,000 ounces of gold. As you can see in the table, grades at El Morro compare quite favourably to other operations. Scoping studies have been completed and we are now advancing the feasibility study.

[Slide 22—El Pachón]
El Pachón, in Argentina, is another copper greenfield project in the Falconbridge pipeline. Measured and indicated resources are estimated at more than 700 million tonnes grading 0.65% copper and 0.02% molybdenum.

Copper production is expected to start at 275,000 tonnes per year for the first four years before leveling off at 175,000 tonnes per year for the remaining 19 years.

[Slide 23—Copper Growth Potential]
From the previous list of copper projects, and from the incremental expansions we are planning, you can see that Falconbridge has the potential to more than double its copper production. These are just our copper growth opportunities. We have a solid production base and growth opportunities in nickel as well.

[Slide 24—Nickel Map]
Our nickel business is also geographically diversified, with operations and projects in Canada, the Dominican Republic, Norway, Africa and New Caledonia.

[Slide 25—Nickel]
Falconbridge is the world's fourth-largest producer of refined nickel. We have a portfolio of long-life mines and our operations are fully integrated. Our cash costs for our integrated nickel operations increased to $2.60 per pound in the first quarter of 2006 compared to $2.51 in the first quarter of 2005.

Besides our existing platform, we have a number of brownfield and greenfield development opportunities in nickel.

[Slide 26—Nickel Rim South]
At our Nickel Rim South project in Sudbury, we have a high-grade, 13.4 million tonne resource with over 1.5% nickel, 3.3% copper and significant platinum, palladium and gold. When completed in 2009, Nickel Rim will help extend Sudbury operations by an additional 20 years.

[Slide 27—Raglan]
At our Raglan mine located in Northern Quebec, the first phase of an optimization project has been completed, increasing mill throughput to one million tonnes annually. The next target is an annual production rate of 1.3 million tonnes milled per year. This will be achieved by further mill optimization and plant debottlenecking. Raglan is also benefiting from our successful exploration program, where year after year we continue to more than replace the ore that we mine.

In addition to our nickel brownfield expansion opportunities Falconbridge also has two significant nickel greenfield projects underway.

[Slide 28—Koniambo]
Koniambo is a world-class ferronickel deposit located in New Caledonia—we own 49% and our local partner, SMSP, owns the other 51%. This is an outstanding deposit where we have identified 62.5 million tonnes of reserves at 2.40% nickel and 156 million tonnes of inferred resources at 2.2% nickel so far. Nickel will be extracted as ferronickel using technology similar to that used at our Dominican Republic operations. There is also a limonite deposit of 100 million tonnes, available for future exploitation.

Work on this world-class deposit is focussing on detailed engineering, site preparation and the finalization of the required operating and construction permits. Production of 60,000 tonnes per year of nickel is expected to begin in 2009/2010.

[Slide 29—Kabanga]
Kabanga is a nickel deposit located in northwestern Tanzania. Falconbridge is in a 50-50 joint venture on this project with Barrick Gold. Drilling continues to upgrade the resource to measured and indicated categories and to define the boundaries of the deposit. A scoping study, completed in the first quarter of 2006, shows Kabanga has the potential to produce 30,000 tonnes of nickel per year.

[Slide 30—Brazil]
On the exploration front, we have an extensive program in Para State in Northern Brazil where we have announced a preliminary inferred resource estimate for two significant new nickel laterite deposits. This is an early-stage discovery where results to date have been promising. Drilling continues to delineate extensions of the known resources. Falconbridge's total mineral rights here cover an area in excess of 6,500 square kilometres. The two new deposits are only 15 kilometres apart.

[Slide 31—Nickel Growth Potential]
On the nickel side, you can see that Falconbridge has the potential to expand production by 40%.

[Slide 32—Zinc Map]
Moving on to zinc, again you can see Falconbridge has operations and growth opportunities worldwide.

[Slide 33—Zinc Integrated Operations]
Falconbridge is the world's fifth-largest producer of refined zinc. Our zinc operations are integrated and have benefited from the higher zinc prices and premiums.

[Slide 34—Lennard Shelf]
We have been prudent in announcing new zinc start-ups. However, after reassessing zinc market fundamentals, we, and our partner Teck Cominco, announced two weeks ago the restart of Lennard Shelf in Western Australia. The mine is expected to produce 70,000 to 80,000 tonnes of zinc per year, on a 100%-basis, for three to four years. The estimated capital cost of the restart is A$23 million, with an additional A$5 million in pre-production costs. First concentrate production is planned for early 2007.

[Slide 35—Zinc Projects]
In addition to Lennard Shelf, we have Perseverance, a 125,000 tonne-per-year zinc brownfield project in Quebec and Lady Loretta, a 120,000 tonne-per-year greenfield project in Australia. Both of these projects are currently on hold, however, Perseverance could have a relatively short start-up time as it benefits from existing infrastructure at our former Matagami mining camp. Lady Loretta could provide zinc production after closure of Falconbridge's Brunswick mine.

[Slide 36—Aluminum Map]
Moving on to the aluminum business, Falconbridge mines bauxite at the St. Ann bauxite mine in Jamaica and produces alumina, primary aluminum products and rolled aluminum products at operations located in the United States. In 2005, Falconbridge supplied 10% of U.S. primary aluminum production and was the third-largest rolled products producer in the U.S.

[Slide 37—Primary Aluminum]
With its long-term alumina supply and a 15-year power supply contract, Falconbridge's primary aluminum smelting operations are well-positioned to take advantage of rising aluminum prices and mid-west premiums. A further 5% increase in production is expected through various efficiency projects.

[Slide 38 -Aluminum Fabrication]
We have an aluminum fabrication business comprised of three rolling mills in the U.S., capable of producing value-added products and higher margins. At our largest mill in Tennessee a new caster will increase capacity by about 8.5%

[Slide 39—Markets]
That completes my review of Falconbridge's operations and growth opportunities. With a large and growing production base we are well positioned to continue to benefit from the positive outlook for our industry. Which leads me to my next topic—the markets. You have already heard market updates from a number of other companies today so I will be very brief.

[Slide 40—Metals Markets]
In my 36 years in this business, I have never seen a run in metals prices as impressive as this one. While there is no doubt that the involvement of investment funds has had a significant impact, this interest in metals is based on, and supported by, very solid fundamentals.

We are seeing many bullish drivers coinciding at the same time, including synchronized world economic growth, robust physical demand, inventories at critically low levels, new supply constraints, and the increasing flow of fund buying.

[Slide 41—Metals Markets Summary]
We believe that the positive outlook for both our industry and this company remains intact and underpinned by solid fundamentals. We expect prices to be extremely volatile in the short term, but looking out over the next five to ten years, we continue to expect prices to remain at levels, where as a company, we should continue to have excellent profitability.

[Slide 42—Inco-Falconbridge Transaction]
Finally, I would like to comment on Inco's pending acquisition of Falconbridge.

[Slide 43—Inco's Offer to Acquire Falconbridge]
Inco's offer presents the opportunity to create the world's premier nickel producer and one of the largest copper producers. The combined company would have outstanding growth opportunities in both metals as well as the financial strength necessary to pursue this growth. Together, the companies would be able to achieve a projected annual synergy rate of $350 million by mid-2008, based on prices that were in effect in October 2005. As a more geographically diversified company, with significant positions in a wide spectrum of metals, it would have the potential for re-rating in the capital markets.

[Slide 44—Update on Regulatory Process]
We have received Canadian regulatory approvals for this transaction and as mentioned in yesterday's press release, our companies are working with the U.S. Department of Justice and the European Commission on a remedy to address potential competition issues related to the combination of Inco and Falconbridge. This remedy should enable the DOJ and the EU to provide their clearances for the proposed transaction.

[Slide 45—Summary]
Falconbridge management are fully committed to working with Inco's senior management team to make this transaction work and, as a result, continue the positive momentum we have achieved for shareholders over the last few years.

[Slide 46—Falconbridge in Excellent Position]
In Summary, Falconbridge is in an excellent position. Our financial results and operational performance have established a strong foundation and our outstanding growth profile and positive metals exposure further enhance our prospects for the future.

Finally, we are looking forward to completing the transaction with Inco so we can start working to deliver the $350 million of synergies and to advancing our combined growth opportunities.

[Slide 47—Closing Slide]
That concludes my presentation. Thank you very much.

Important Legal Information

        This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian Investors will also be able to obtain information filed in respect of this bid at www.sedar.com.